May 29, 2014

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Christina DiAngelo Fettig

Re:           Tortoise Filings

To the Commission:

On March 28, 2014, Tortoise Energy Infrastructure Corporation (“TYG”), Tortoise Energy Capital Corporation (“TYY”), Tortoise North American Energy Corporation (“TYN”), Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ”), Tortoise MLP Fund, Inc. (“NTG”), Tortoise Pipeline & Energy Fund, Inc. (“TTP”) and Tortoise Energy Independence Fund, Inc. (“NDP” and together with TYG, TYY, TYN, TPZ, NTG and TTP, the “Tortoise Funds”), received oral comments on their recent periodic filings from Christina DiAngelo Fettig of the Commission staff.  The following sets forth the comments of the Commission staff and the Company’s responses to those comments.

Accounting Comments

1.           Comment:                      In future N-SAR filings please include the disclosure related to the most recent annual meeting as required by Sub-Item 77(C) if applicable.

Response:                      The Tortoise Funds will comply with such request.

2.           Comment:                      Please confirm that the non C-Corp. funds are in compliance with the IRS regulations limiting investments in MLPs to no more than 25% of total assets.

Response:                      NDP, TTP and TPZ hereby make such confirmation.

3.           Comment:                      The Statement of Assets and Liabilities of each fund should in the future state separately the total amount payable to officers and director as required by Regulation S-X Item 6.04(12).

Response:                      The Tortoise Funds will comply with such request.

4.           Comment:                      NTG’s Statement of Operations shows that other income was in excess of 5% of total income.  In accordance with Regulation S-X Item 6.07(1), please state this income separately in future filings if still in excess of 5% of total income.

Response:                      NTG will comply with such request.

5.           Comment:                      In the Financial Highlights for each fund, please in the future disclose total expenses to average net assets before waivers.

Response:                      The Tortoise Funds will comply with such request.

6.           Comment:                      Please disclose in the footnotes to financial statements of any fund with a fee waiver in place whether such waiver is subject to future recapture.

Response:                      The Tortoise Funds will comply with such request.  For the information of the staff, none of the fee waivers in place for the Tortoise Funds are subject to recapture.

7.           Comment:                      The notes to financial statements for funds with long-term debt and preferred stock outstanding disclose estimated fair value while the Statement of Assets and Liabilities reflects the par value of the long-term debt and preferred stock.  Please explain the rationale for this to the staff.

Response:                      The Tortoise Funds have not elected the fair value option under Accounting Standards Codification (“ASC”) 825 for its long-term debt and preferred stock.  Therefore, the par values of these particular financial instruments are reflected in the Statement of Assets & Liabilities.  The disclosure of estimated fair value of long-term debt and preferred stock is included in the accompanying notes to comply with the provisions of ASC 825.

8.           Comment:                      Footnote 2(b) to the financial statements of Tortoise Power and Energy Infrastructure Fund, Inc., indicates the fund may invest up to 15% of its total assets in restricted securities.  Footnote 7 seems to indicate that the fund has in excess of 15% of its total assets invested in restricted securities.  Please explain this discrepancy.

Response:                      The reference to restricted securities in Footnote 2(b) to the financial statements will be expanded to match the prospectus by adding “that are ineligible for resale under Rule 144A under the Securities Act of 1933”.  Each of the securities listed in Footnote 7 are eligible for resale under Rule 144A.  Thus, TPZ is in compliance with this limitation.

9.           Comment:                      Disclosure in the financial statement footnotes of Tortoise Energy Capital Corporation, Tortoise Energy Infrastructure Corporation, Tortoise North American Energy Corporation and Tortoise MLP Fund, Inc. regarding the definition of “Managed Assets” is inconsistent regarding net deferred tax liability.   Please make this disclosure consistent if necessary.

Response:                      The Tortoise Funds will comply with such request.

10.           Comment:                      Footnote 10 to the financial statements of Tortoise Power and Energy Infrastructure Fund, Inc. discusses interest rate swaps.  In future filings please disclose more regarding any potential penalties associated with early termination of such swaps.

Response:                      The Tortoise Funds will comply with such request.

11.           Comment:                      Please disclose the terms of office for each officer and director in each fund’s financial statement footnotes.

Response:                      The Tortoise Funds will comply with such request.

12.           Comment:                      Where appropriate, please revise the disclosure regarding approval of a fund’s investment advisory agreement to add more specifics about what items were considered by the board.  For example, was peer group information reviewed?

Response:                      The Tortoise Funds will comply with such request.

13.           Comment:                      Certain of the Tortoise Funds (TYG, TYY and TYN) include references to achieving yield in the “Company at a Glance” section of their shareholder report. Each of these funds has substantial or all of their distributions classified as Return of Capital.  We note that TPZ includes a note that “[A] return of capital distribution does not necessarily reflect TPZ’s investment performance and should not be confused with “yield” or “income.”  Please include similar disclosures in these funds so shareholders don’t confuse distributions with yield.

Response:                      TYG, TYY and TYN have had 100% of their distributions designated as qualified dividend income for the previous three years and that trend is unlikely to change in the future.  Therefore, the Tortoise Funds do not think the use of “yield” in reference to these funds’ distributions is inappropriate. The designation of distributions is disclosed in note 2D in the Notes to Financial Statements.  The Tortoise Funds also note the distinction between the “book” calculation of the distribution designation (which is 100% return of capital for GAAP financial reporting) and the “tax” reporting of the distrubtions which is reported to stockholders on their 1099.

14.           Comment:                      In future N-CSR filings please disclose more detail regarding tax fees in response to Item 4(c) and please include more specifics regarding portfolio manager compensation in response to Item 8(a)(3).

Response:                      The Tortoise Funds will comply with such requests.

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The Tortoise Funds acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in their filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to their filings; and (iii) they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Brad Adams, Chief Financial Officer of the Tortoise Funds, at 913-890-2177.

Very truly yours,

/s/ Eric J. Gervais

Eric J. Gervais